SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              AMENDMENT NO.   )*


NAME OF ISSUER:  Cooper Industries, Inc.

TITLE OF CLASS OF SECURITIES:  Cooper Industries, Inc.
   UNLESS OTHERWISE NOTED, THE SECURITY BEING REPORTED IS A
   COMMON STOCK

CUSIP NO: 216669 101

FEE BEING PAID:   No

 (1) NAMES OF REPORTING PERSONS:   J. P. MORGAN & CO., INCORPORATED
     S.S.  OR  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:    13-2625764

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (A)
                                                          (B)

 (3) SEC USE ONLY

 (4) CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
          (5) SOLE POWER TO VOTE:	6,435,384	SHARES
          (6) SHARED POWER TO VOTE:	21,072	SHARES
          (7) SOLE POWER TO DISPOSE:	8,315,505	SHARES
          (8) SHARED POWER TO DISPOSE:	85,754	SHARES

 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                          8,408,285 SHARES

(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  7.224 %

(12) TYPE OF REPORTING PERSON:  HC

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO:                                 		DATE: September 10, 1998

FEE BEING PAID:       No

ITEM 1  (a)  NAME OF ISSUER:  Cooper Industries, Inc.

ITEM 1  (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                                     600 Travis Street
                                     Suite 5800
                                     Houston, Texas  77002

ITEM 2  (a)  NAME OF PERSON FILING: J. P. MORGAN & CO., INCORPORATED

ITEM 2  (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                                     60 WALL STREET
                                     NEW YORK, N. Y. 10260

ITEM 2  (c)  CITIZENSHIP UNITED STATES

ITEM 2  (d)  TITLE OF CLASS OF SECURITIES:
                                Cooper Industries, Inc.

                UNLESS OTHERWISE NOTED, THE SECURITY BEING REPORTED IS A COMMON STOCK

ITEM 2  (e)  CUSIP NO: 216669 101

ITEM 3 TYPE OF PERSON: IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1 (c), CHECK THIS BOX ? X

ITEM 4  (a)  AMOUNT BENEFICIALLY OWNED:    8,408,285 SHARES,
             INCLUDING 0 SHARES WHERE THERE IS A RIGHT TO ACQUIRE.

ITEM 4  (b)  PERCENT OF CLASS:  7.224 %

ITEM 4  (c)     (i) SOLE POWER TO VOTE:	6,435,384	SHARES
               (ii) SHARED POWER TO VOTE:	21,072	SHARES
              (iii) SOLE POWER TO DISPOSE:	8,315,505	SHARES
               (iv) SHARED POWER TO DISPOSE:	85,754	SHARES

ITEM 5  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:    Not Applicable

ITEM 6  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:

     VIRTUALLY ALL OF OUR ACCOUNTS INVOLVE OUTSIDE PERSONS WHO HAVE THE RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, SECURITIES IN SUCH ACCOUNTS WITH RESPECT TO THE CLASS OF SECURITIES WHICH ARE THE SUBJECT OF THIS REPORT. HOWEVER, NO SUCH PERSON'S RIGHTS RELATE TO MORE THAN FIVE PERCENT OF THE CLASS, UNLESS SUCH PERSON IS IDENTIFIED BELOW.

ITEM 7  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES:
          MORGAN GUARANTY TRUST COMPANY OF NEW YORK - 3(b) BANK
          J.P. MORGAN INVESTMENT MANAGEMENT INC. - 3(e) INVESTMENT ADVISOR J.P. MORGAN FLORIDA FEDERAL SAVINGS BANK - 3(e) INVESTMENT ADVISOR
		 J.P. MORGAN GT CORPORATION
		 J.P. MORGAN WHITEFRIARS

  CERTAIN OF THE SECURITIES COVERED BY THIS REPORT MAY BE OWNED BY OTHER SUBSIDIARIES OF J.P. MORGAN & CO. INCORPORATED, BUT THE
AMOUNT SO OWNED DOES NOT EXCEED ONE PERCENT OF THE TOTAL OUTSTANDING SECURITIES OF THE COMPANY AND IT IS NOT PRACTICAL TO OBTAIN ADDITIONAL INFORMATION CONCERNING SUCH SECURITIES.

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
           NOT APPLICABLE

ITEM 9  NOTICE OF DISSOLUTION OF THE GROUP: NOT APPLICABLE

ITEM 10 CERTIFICATION:

  BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT.

  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE,
COMPLETE AND CORRECT.


								JAMES C.P. BERRY
								VICE PRESIDENT